July 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Entrepreneur Universe Bright Group
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 29, 2023
File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group. (the “Company”), we are responding to the Staff’s comment letter dated July 11, 2023. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 68

1.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

Response:	In response to Staff’s comments, the Company has submitted Form SPDSCL-HFCAA-GOV providing the disclosures as required by Item 9C(a) of Form 10-K.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

July 20, 2023

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

Entrepreneur Universe Bright Group

/s/ Guolin Tao
Guolin Tao,
CEO